21002092

IMISSION

Washington, D.C. 20549

SEC
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MAR 03 2021
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 North Orange Street, Suite 729
(No. and Street)

Wilmington	Delaware	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Monahan 302-543-2784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett,& Co.
(Name – *if individual, state last, first, middle name*)

One East Fourth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David J Monahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CHARLES M. SOBEL NOTARY PUBLIC STATE OF DELAWARE MY COMMISSION EXPIRES JULY 6, 2022

2/23/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary
Wilmington, Delaware

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and Subsidiary as of December 31, 2020 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and Subsidiary as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Coastal Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Coastal Equities, Inc. and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coastal Equities, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Other Matters

As discussed in Note 9 to the consolidated statement of financial condition, the Company is a party to various legal actions. Those actions claim substantial damages as a result of alleged unsuitable investment advice and other matters. Management and legal counsel for the Company are of the opinion that the legal actions are without merit and settlement of the actions will not have a material effect on the Company's financial position. They are also of the opinion that they have properly accrued for any assessments that might materialize from the legal actions. Nevertheless, it is at least reasonably possible that such an effect will occur, although the amount cannot be estimated. Settlement of the legal actions are expected within the next year. Our opinion is not modified with respect to that matter.

Clark, Schaefer, Hackett & Co.

We have served as Coastal Equities, Inc. and Subsidiary's auditor since 2008.

Cincinnati, Ohio
March 1, 2021

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2020

Assets:		
Cash and cash equivalents	$	1,312,947
Accounts receivable:		
Commissions		696,579
Receivables from third parties		15,589
Receivables from representatives		102,292
Receivable from affiliate		182,622
Advances		7,353
Prepaid expenses		111,456
Investments		35,872
Deposit with correspondent broker		29,335
Equipment and furnishings, at cost less accumulated depreciation of $78,725		6,226
	$	2,500,271
Liabilities and Stockholder's Equity:		
Commissions payable	$	709,497
Deferred revenue		6,822
Accrued expenses		183,290
Payroll Protection Loan		400,000
Accounts payable		425,098
Total liabilities		1,724,707
Stockholder's equity:		
Common stock, $.01 par value - Authorized 200,000 shares, Issued and outstanding 10,000 shares		100
Capital in excess of par value		929,317
Retained earnings (deficit)		(153,853)
		775,564
	$	2,500,271

See accompanying notes to consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statements.

Description of business operations
The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. Coastal Equities Inc. is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Arizona, California, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Kentucky, Maryland, Maine, Minnesota, Montana, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Tennessee, Texas Virginia, and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition
On January 1, 2018, the Company adopted ASU 2014-9, Revenue from Contracts with Customers, and all subsequent amendments to the ASU. Revenue from contracts with customers includes commission income and fees from asset management services and broker-dealer operations. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company records revenues and expenses from its clearing firm (commissions and brokerage expenses) directly related to security transactions on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is the point in time when the financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with providers of alternative investments (annuities, REITS, limited partnerships), or other pooled investment vehicles (funds) to distribute to investors. The Company may receive distribution fees paid at a point in time or over time or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

Marketing fees. The Company may receive a contractually agreed upon marketing fee for distribution of alternative investments based on a percentage of the sale price of the underlying investment. This

marketing fee is non-refundable and the Company believes the performance obligation is satisfied at a point in time on the trade date.

AGI revenue. The Company receives revenues from its clearing broker, First Clearing, for the recruitment of new representatives. The amount is based on whether the representative comes from outside the First Clearing umbrella, and the assets under management (AUM) the representative brings to First Clearing. The amounts are paid to the Company but are subject to a clawback period of three quarters after the quarter the representative incepts. The Company records the revenue once the clawback period has expired as that is that is the point in time when the performance obligation is met.

Due diligence revenue. The Company receives monies from potential sponsors of alternative products. The Company performs a due diligence review of the proposed product. The sponsor pays the Company a non-refundable fee for this service. The reviews take two to four weeks to complete and the Company believes that the performance obligation is materially satisfied at a point in time when the service is completed.

Retention fee. The Company receives a contractually obligated annual $110,000 payment from First Clearing at the end of each year the Company remains an affiliate. The Company believes that the performance obligation is satisfied at the end of each year (point in time) the company is affiliated and records the amount as revenue at each year end.

Cash and cash equivalents
The Company considers all bank accounts, cash accounts with our clearing agent (First Clearing), and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

The company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to net receivables based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the reserve and a credit to accounts receivable. The Company had an reserve for doubtful accounts of $61,367 as of December 31, 2020.

Investments
Investments consist of common stock and a mutual fund that is valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Deferred revenue
The Company also receives funds from its clearing agent, First Clearing, to support recruitment of additional financial advisors. Funds received are subject to a clawback by First Clearing for three quarters after the Rep incepts (Earnings Period). The Company books funds received to deferred revenue until the Earnings Period is complete, then recognizes the amounts as revenue. As of December 31, 2020, the accumulated amount in deferred revenue is $6,822.

Equipment & furnishings
Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes
As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income. There are no material differences between the book and tax amounts.

Leases
In February 2016 the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over twelve months to be capitalized as a right-of-use-asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. The distinction will be relevant for the pattern of expense recognition in the income statement. Coastal has implemented the new standard in 2019. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.

As of December 31, 2020, Coastal is renting the space for its Wilmington office on a month-to-month basis, with no current lease commitment and is therefore not subject to this standard.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through March 1, 2021, the date these financial statements were available to be issued.

2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the

Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirect
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements at Reporting Date Using

	Quoted prices in active markets for identical assets (Level 1)	Total at December 31, 2020
Common stock	$ 30	$ 30
Mutual fund	$ 35,842	$35,842
	$35,872	$35,872

The company does not have any financial instruments assessed at level 2 or level 3.

4. LEASE COMMITMENT:

The Company occupies its main office facility in Wilmington, Delaware on a month-to-month basis, with monthly payments of $2,518, plus administrative charges through December 2020. Coastal will be reducing its rental space in 2021, with a new monthly rent of $781 plus administrative expenses. It is anticipated that the rent expense will remain approximately the same throughout 2021. Total rent expense, net of expense allocations for Coastal Investment Advisors for the year ended December 31, 2020 was $26,699.

5. FUNDING FROM CORPORATE PARENT

The Company received a $250,000 capital infusion from Orange Street Holdings in 2020.

6. PAYROLL PROTECTION PROGRAM LOAN:

As a result of the economic uncertainty surrounding COVID-19 (note 10), the Company received a loan in the amount of $400,000 in April, 2020, under the Paycheck Protection Program (PPP) from the Small Business Administration (SBA). The loan proceeds were for payroll costs and other qualified

expenses per the SBA rules. Under the terms of the agreement, the loan is eligible for forgiveness. Any portion of the loan not forgiven will be payable in monthly installments of principal plus interest charged at a rate of 1%, with the final payment due April 2022. Management anticipates the loan will be forgiven in full and has therefore recorded the balances as a liability in the accompanying consolidated balance sheets.

7. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2020, the Company's net capital requirement was $88,314. At December 31, 2020, the Company had net capital of $302,238 which was $213,924 in excess of the required amount, and aggregate indebtedness to net capital ratio was 4.38 to 1.

8. RELATED PARTY TRANSACTIONS:

The Company is a wholly owned subsidiary of Orange Street. Orange Street which has two other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), and Coastal Risk Advisors, LLC ("CRA"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street.

The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Errors and omissions insurance expense amounted to $5,284 net of reimbursements from registered representatives in 2020. Prepaid errors and omissions insurance amounted to $40,042 at December 31, 2020.

During 2020 the Company began the year with an outstanding receivable balance of $73,008 with CIA. Shared expenses between the Company and CIA are allocated based on percentage of combined revenue. Investment advisory fees paid to the Company by First Clearing are credited to CIA on a monthly basis. A net $528,372 of shared revenue/expenses was allocated to CIA in 2020. CIA reimbursed the Company $418,758 during the year. At December 31, 2020, the Company has a receivable due from CIA of $182,622 for the repayment of these expenses.

During 2020, the Company began the year with an outstanding receivable balance of $3,145 with Orange Street. A net of $10,605 in charges was incurred OSH in 2020. OSH reimbursed the Company $3,145 during the year. At December 31, 2020, the Company has a payable balance in accrued expenses to Orange Street of $10,605.

9. LITIGATION AND REGULATORY MATTERS

The firm is a respondent and co-respondent in FINRA arbitrations brought by former customers, or in discussions with customers who have threatened to file FINRA arbitrations. The customers generally allege that products sold to them by registered representatives of the firm were unsuitable. The claims amount to approximately $9,800,000. The company believes that the matters will be resolved for substantially less than the amounts claimed. The Company has accrued $447,597 against possible exposure.

10. RISKS and UNCERTAINTIES:

Th extent of the impact of COVID-19 on the company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. Therefore, the impact on the Company's operations cannot be reasonably estimated and the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain at this time.